May 24, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Perry Hindin

Re:	Satsuma Pharmaceuticals, Inc.

Schedule 13E-3 and 14D-9, as amended

Filed May 5 and May 18, 2023

File No. 005-91126

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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To the addressee set forth above:

On behalf of our client, Satsuma Pharmaceuticals, Inc. (“Satsuma” or the “Company”), we submit this letter setting forth the responses of Satsuma to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 23, 2023 (the “Comment Letter”) with respect to the Schedule 14D-9 and Schedule 13E-3, filed with the Commission by Satsuma on May 5, 2023, as further amended. Concurrently with the filing of this letter, Satsuma has filed Amendment No. 2 to the Schedule 14D-9 (the “14D-9 Amendment”) and Amendment No. 2 to the Schedule 13E-3 (the “13E-3 Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

Schedule 13E-3 and Schedule 14D-9

General

1.

In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, as required by Item 13 of Schedule 13E-3, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the Schedule 14D-9 to include the information required by Item 1010(c).

May 24, 2023

Response: In response to the Staff’s comment, the Schedule 14D-9 has been revised to provide summary financial information that complies with Item 1010(c) of Regulation M-A under a new sub-heading “Summary Financial Information” under “ITEM 8. ADDITIONAL INFORMATION”. In addition, no Item 1010(c) summary pro forma information was furnished as such summary pro forma information was not considered material because (i) the proposed merger consideration is all-cash, and (ii) if the merger is completed, the Company’s common stock will cease to be publicly traded.

Purposes and Reasons of the Company for the Offer; Recommendation of the Company Board, page 26

2.

Disclosure in the Schedule 14D-9 does not provide the express statement required by Item 1014(a) of Regulation M-A that the Board reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated stockholders. Please revise accordingly. While such statement is included in the Company’s Schedule 13E-3, please refer to Instruction 1 to paragraph (e)(1) of Exchange Act Rule 13e-3. Also consider the definitions of “affiliate” and “unaffiliated security holder” in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively.

Response: In response to the Staff’s comment, the Schedule 14D-9 has been revised in the 14D-9 Amendment to include this language.

3.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor described in clause (v) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the registrant’s fairness determination. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the registrant believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

Response: In response to the Staff’s comment, the Schedule 14D-9 has been revised in the 14D-9 Amendment to include this language.

Opinion of Houlihan Lokey Capital, Inc., page 32

4.

Disclosure in the Houlihan Lokey opinion indicates that the “Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent.” Please disclose in the Schedule 14D-9, if true, that Houlihan Lokey has consented to the use of its materials in the filing.

Response: In response to the Staff’s comment, the Schedule 14D-9 has been revised in the 14D-9 Amendment to include this language.

*    *    *    *

May 24, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 463-2631 or my colleague, Phillip Stoup at (415) 395-8216.

Sincerely,

/s/ Joshua Dubofsky
Joshua Dubofsky of LATHAM & WATKINS LLP

cc:	John Kollins, Satsuma Pharmaceuticals, Inc.